UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the sixth paragraph under the subsection captioned “Certain Litigation”:

“On April 19, 2012, the plaintiffs in the Consolidated Action filed a motion to expedite proceedings in anticipation of a motion for a preliminary injunction and hearing thereon. On April 27, 2012, the Court of Chancery granted plaintiffs’ motion to expedite. Following limited discovery and a hearing on May 7, 2012, the Court of Chancery denied plaintiffs’ motion for a preliminary injunction on May 8, 2012. In connection with the Court of Chancery’s decision, the Company issued a press release, the full text of which is attached hereto as Exhibit (a)(24) and is incorporated herein by reference (the “Press Release”).”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following subsection captioned “Communication to Certain Stockholders on May 8, 2012”:

“Communication to Certain Stockholders on May 8, 2012

On May 8, 2012, Mr. Young, President and CEO of the Company, sent an email to certain of the Company’s stockholders urging each of them to tender their Shares. Each email contained substantially the following information and attached a copy of the Press Release:

‘Attached is a press release which Comverge just issued that provides information related to the Delaware Courts ruling this morning on plaintiff’s motion for preliminary injunction of the pending HIG transaction. That motion was denied by the vice-chancellor. As CEO of Comverge, I again strongly urge you to tender your shares in favor of the transaction. If you would like to discuss further, I am happy to speak with you anytime today.’”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(24)	Press Release issued by Comverge, Inc. on May 8, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young

Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated: May 8, 2012